This page is intentionally blank.

Message from the President

Last fall Premier Lorne Calvert made a commitment that Saskatchewan’s Crown corporations will be more open and accountable to their owners – the people of Saskatchewan. It is government’s vision that openness with our Crowns will exceed all requirements and standards of the private sector.

The first step in this commitment was to table the Crowns’ 2003 Annual Reports on different days this past April, rather than on a single day as in previous years, to allow for greater public scrutiny of each report. Next, a Summary Annual Report has been prepared, and will be mailed to all homes in Saskatchewan. The latest step is to publish Quarterly Reports for CIC and each of its subsidiary Crowns, beginning with the first quarter of 2004.

The major Crowns will make their quarterly reports available on their web sites. Each quarterly report will be made public within 60 days of the end of each quarter. Reports for the fourth quarter of each year will be rolled into the Crowns’ annual reports.

On a consolidated basis, results for the first quarter of 2004 are positive. Consolidated earnings and revenue both increased from the same period in 2003. Earnings of $123.7 million were up $27 million, while revenue of $1.1 billion was up about $60 million.

The increase in earnings was due mainly to increased earnings of $42.7 million at SaskEnergy, $12.3 million at Investment Saskatchewan Inc., and $8.3 million at SGI, partly offset by decreased earnings of $43.1 million at SaskPower.

Revenue was up $60 million mainly due to increased operating revenue of $37.9 million and a $21.7 million increase in investment earnings. The increase in operating revenue was mainly due to higher utility sales and increased insurance premiums. Investment earnings were up mainly due to higher earnings from Investment Saskatchewan’s equity and loan portfolio and SGI’s investment portfolio, as well as SaskTel’s gain on the sale of Austar United Communications Ltd. shares of $2.3 million.

I am pleased to present CIC’s First Quarter Report for 2004.

Tom Waller President and CEO CIC

CIC Quarterly Report	Message from the President Quarter One - 2004	Page 1

This page is intentionally blank.

CIC Quarterly Report	Quarter One - 2004	Page 2

Consolidated Financial Statements

Management’s Discussion and Analysis

Major Lines of Business

CIC is involved in a broad array of industries through various forms of investment. A number of investments are held as wholly-owned subsidiaries, while others are joint ventures, partnerships and loans, held either directly by CIC or through its wholly-owned subsidiaries.

Management’s Discussion & Analysis (MD&A) highlights the primary factors that have an impact on the consolidated financial results and operations of Crown Investments Corporation of Saskatchewan (CIC). It should be read in conjunction with CIC’s unaudited interim consolidated financial statements and supporting notes for the three months ended March 31, 2004. These interim financial statements have been prepared in accordance with the Canadian Institute of Chartered Accountants handbook section 1751.

The unaudited interim consolidated financial statements do not contain all the disclosures included in CIC’s annual audited consolidated financial statements. Accordingly, these unaudited interim financial statements should be read in conjunction with CIC’s most recent financial statements released on April 27, 2004.

For purposes of the MD&A on CIC’s consolidated results, “CIC” refers to the consolidated entity.

CIC has the following lines of business:

Major Business Line	Investment	Form of Investment
Utilities:
Electricity	Saskatchewan Power Corporation (SaskPower)	wholly-owned subsidiary
Telecommunications	Saskatchewan Telecommunications Holding Corporation and Saskatchewan Telecommunications (collectively SaskTel)	wholly-owned subsidiary
Natural Gas	SaskEnergy Incorporated (SaskEnergy)	wholly-owned subsidiary
Water and Wastewater	Saskatchewan Water Corporation (SaskWater)	wholly-owned subsidiary
Land and Property Registration Services	Information Services Corporation of Saskatchewan (ISC)	wholly-owned subsidiary
Insurance:
Property and Casualty	Saskatchewan Government Insurance (SGI)	wholly-owned subsidiary
Commodity Based Investments:
Several	Investment Saskatchewan Inc.	wholly-owned subsidiary
Heavy Oil	NewGrade Energy Inc. (NewGrade)	50.0 per cent equity interest
Economic Growth:
Infrastructure	Saskatchewan Opportunities Corporation (SOCO)	wholly-owned subsidiary
Immigrant Investor Program	Saskatchewan Government Growth Fund Management Corporation (SGGF)	wholly-owned subsidiary
Transportation:
Passenger and Freight Transportation	Saskatchewan Transportation Company (STC)	wholly-owned subsidiary

CIC Quarterly Report	Consolidated Financial Statements Quarter One - 2004	Page 3

Results of Operations

Earnings for the quarter ending March 31, 2004 were $123.7 million (2003 — $96.6 million). Excluding income tax expense of $5.0 million (2003 — $ Nil), earnings from ongoing operations were $128.7 million (2003 — $96.6 million).

Revenues for the first quarter of 2004 were $1,101.9 million (2003 — $1,041.7 million), an increase of $60.2 million. The increase was due to a $37.9 million increase in operating revenues, an increase in investment income of $21.7 million, and an increase in other revenue of $0.6 million.

Operating revenues for the first quarter of 2004 were $1,068.4 million (2003 — $1,030.5 million). The $37.9 million increase was mainly due to higher utility sales, increased insurance premiums, offset by a decrease in revenue at NewGrade Energy Inc. (NewGrade). Utility sales for the first quarter of 2004 were $840.7 million (2003 — $794.6 million) an increase of $46.1 million, primarily due to higher sales by SaskPower ($12.8 million) due to increased sales volumes, SaskTel ($8.3 million) due to growth in wireless and subscriber growth for internet services and SaskEnergy ($22.8 million) higher charges for natural gas. SGI’s revenue increased by $7.2 million primarily due to growth in Saskatchewan premiums for auto extension and commercial lines. Offsetting these increases was decreased revenues from the Corporation’s share of NewGrade of $21.8 million, reflecting lower volumes and a slight decrease in prices for its reconstituted crude oil product.

Investment earnings for the first quarter of 2004 were $31.5 million (2003 — $9.8 million). The $21.7 million increase mainly reflects higher earnings from Investment Saskatchewan Inc.‘s equity and loan portfolio, increased investment earnings from SGI’s investment portfolio and SaskTel’s gain on the sale of Austar United Communications Limited shares of $2.3 million.

Expenses for the first quarter of 2004 were $973.2 million (2003 — $945.2 million), an increase of $28.0 million. The increase was due primarily to increased interest costs of $54.4 million. Interest costs for the first quarter of 2004 were $72.3 million (2003 — $17.9 million). The increase reflects foreign currency exchange gains of $50.1 million in the first quarter of 2003 due to a strong appreciation in the Canadian currency against the US dollar. During 2004 the Canadian dollar marginally depreciated against its US dollar counterpart. Offsetting the increase in interest costs was a decrease in operating costs of $26.2 million. The decrease is mainly attributable to a decrease in input costs at NewGrade ($19.8 million) due to decreased throughput over the same period in 2003, and a decrease in costs at SaskEnergy ($20.7 million) due mainly to lower costs for natural gas. Amortization costs of $106.4 million increased by $1.9 million, reflecting an increase in capital assets.

In the first quarter of 2004, CIC spent $268.7 million (2003 — $378.9 million) on investment and capital acquisitions. The $110.2 million decline reflects a $13.8 million decrease in capital spending and a $96.4 million decrease in investment activity, mainly due to SGI having a slower turnover of its investment portfolio.

Debt at March 31, 2004 was $3,445.8 million (2003 — $3,358.4 million), an increase of $87.4 million. The increase in debt was largely attributable to higher debt at SaskPower ($171.3 million), SaskWater ($1.8 million) and SOCO ($0.8 million), partially offset by decreases at SaskEnergy ($63.5 million), SaskTel ($16.0 million), NewGrade ($3.4 million), ISC ($2.0 million) and Investment Saskatchewan ($1.6 million).

CIC Quarterly Report	Consolidated Financial Statements Quarter One - 2004	Page 4

Liquidity and Capital Resources

Cash Flow Highlights (millions of dollars)
	March 31 2004	March 31 2003
Cash from operations	$209.9	$185.0
Cash (used in) provided by investing activities	(59.2)	85.3
Dividends paid	(200.0)	(300.0)
Debt proceeds received	205.4	158.6
Debt repaid	(120.2)	(128.5)
Other financing activities	1.5	(1.0)
Increase (decrease) in cash	$37.4	$(0.6)

Liquidity

CIC and its subsidiary Crowns finance their capital requirements through internally generated cash flow and borrowing. The GRF borrows in capital markets on behalf of Crowns. The GRF has ample access to capital markets for anticipated borrowing requirements.

Province of Saskatchewan Credit Ratings on Long-Term Debt as at March 31, 2004
Moody's Investor Service Aa3 Standard & Poor’s A+ Dominion Bond Rating Service A

Operating, Investing and Financing Activities

Cash from operations for the first quarter of 2004 was $209.9 million (2003 — $185.0 million). The $24.9 million increase was primarily due to an increase in net earnings.

Cash used in investing activities for the first quarter of 2004 was $59.2 million (2003 — $85.3 million provided by investing activities). The $144.5 million decrease reflected the need for CIC (the holding corporation) to realize on a substantial amount of its short-term investments in 2003 to pay the 2002 dividend to the GRF (2002 dividend paid on March 31, 2003). In 2004 CIC (the holding corporation) funded a majority of its 2003 dividend (paid March 31, 2004) from cash generated in the quarter.

Cash used in financing activities for the first quarter of 2004 was $113.2 million (2003 — $271.0 million). The $157.8 million decrease generally reflects the decrease in dividends paid to the GRF.

Debt Management

CIC and its subsidiary Crowns prudently manage their debt to maintain and enhance their financial flexibility. The CIC Board has approved debt targets for CIC and its commercial subsidiaries that take into account their individual circumstances and industry benchmarks.

CIC Quarterly Report	Consolidated Financial Statements Quarter One - 2004	Page 5

CIC Quarterly Report	Consolidated Financial Statements Quarter One - 2004	Page 6

CROWN INVESTMENTS CORPORATION OF SASKATCHEWAN
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Unaudited)
(thousands of dollars)

	March 31 2004	December 31 2003
ASSETS

Current
Cash	$67,599	$27,097
Short-term investments	330,035	302,827
Accounts receivable	576,487	545,342
Inventories	172,585	165,265
Prepaid expenses	95,098	96,331

	1,241,804	1,136,862

Long-term investments	995,143	994,068
Property, plant and equipment	5,348,805	5,387,662
Other assets	268,135	359,816
	$7,853,887	$7,878,408
LIABILITIES AND PROVINCE'S EQUITY

Current
Bank indebtedness	$24,472	$21,418
Accounts payable and accrued liabilities	536,195	576,516
Notes payable	118,726	212,075
Dividend payable to General Revenue Fund	--	200,000
Deferred revenue	166,795	166,261
Long-term debt due within one year	143,891	164,483

	990,079	1,340,753

Long-term debt	3,183,205	2,981,839
Deferred revenue and other liabilities	331,204	329,989
	4,504,488	4,652,581

Province of Saskatchewan's Equity
Equity advances	1,181,152	1,181,152
Contributed surplus	3,110	3,274
Reinvested earnings	2,165,137	2,041,401

	3,349,399	3,225,827
	$7,853,887	$7,878,408
Commitments and contingencies (Note 3)

(See accompanying notes)

CIC Quarterly Report	Consolidated Financial Statements Quarter One - 2004	Page 7

CROWN INVESTMENTS CORPORATION OF SASKATCHEWAN
CONSOLIDATED STATEMENT OF OPERATIONS AND REINVESTED EARNINGS
(Unaudited)

For the Period Ended March 31
(thousands of dollars)

	March 31 2004	March 31 2003
REVENUE

Sales of products and services	$1,068,390	$1,030,501
Investment	31,478	9,789
Other	2,048	1,455

	1,101,916	1,041,745
EXPENSES

Operating costs other than those listed below	766,753	792,969
Interest	72,309	17,876
Amortization of property, plant and equipment	106,384	104,509
Saskatchewan taxes and resource payments	27,793	29,803

	973,239	945,157
Earnings before the following	128,677	96,588

Future income tax expense (recovery)	4,941	(17)
Non-recurring items	--	--

NET EARNINGS	123,736	96,571

REINVESTED EARNINGS, BEGINNING OF PERIOD	2,041,401	1,897,998

DIVIDEND TO GENERAL REVENUE FUND	--	--

REINVESTED EARNINGS, END OF PERIOD	$2,165,137	$1,994,569

(See accompanying notes)

CIC Quarterly Report	Consolidated Financial Statements Quarter One - 2004	Page 8

CROWN INVESTMENTS CORPORATION OF SASKATCHEWAN
CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)

For the Period Ended March 31
(thousands of dollars)

	March 31 2004	March 31 2003
OPERATING ACTIVITIES

Net earnings	$123,736	$96,571
Items not affecting cash from operations	13,445	67,058

	137,181	163,629
Net change in non-cash working capital balances
related to operations	72,675	21,413

Cash provided by operating activities	209,856	185,042

INVESTING ACTIVITIES

Purchase of investments	(204,449)	(300,826)
Proceeds from sales and collections of investments	133,467	468,393
Purchase of property, plant and equipment	(64,269)	(78,090)
Proceeds from sale of property, plant and equipment	1,484	100
Decrease (increase) in other assets	74,521	(4,240)

Cash (used in) provided by investing activities	(59,246)	85,337

FINANCING ACTIVITIES

Decrease in notes payable	(93,349)	(99,127)
Increase (decrease) in deferred revenue and
other liabilities	1,614	(1,054)
Long-term debt proceeds from General Revenue Fund	205,442	156,736
Long-term debt proceeds from other lenders	--	1,859
Long-term debt repayments to General Revenue Fund	(20,594)	(6,323)
Long-term debt repayments to other lenders	(6,275)	(23,093)
Dividend paid to General Revenue Fund	(200,000)	(300,000)

Cash used in financing activities	(113,162)	(271,002)

NET INCREASE (DECREASE) IN CASH DURING PERIOD	37,448	(623)

CASH POSITION, BEGINNING OF PERIOD	5,679	9,147

CASH POSITION, END OF PERIOD	$43,127	$8,524

Cash position consists of:
Cash	$67,599	$30,077
Bank indebtedness	(24,472)	(21,553)

	$43,127	$8,524

(See accompanying notes)

CIC Quarterly Report	Consolidated Financial Statements Quarter One - 2004	Page 9

CROWN INVESTMENTS CORPORATION OF SASKATCHEWAN
NOTES TO CONSOLIDATED FINANCIAL STATEMENT
(Unaudited)

March 31, 2004

1.	Summary of Significant Accounting Policies

The interim consolidated financial statements of Crown Investments Corporation of Saskatchewan (CIC) do not contain all of the disclosures included in CIC’s annual consolidated financial statements. Accordingly, these interim financial statements should be read in conjunction with CIC’s most recent annual statement released on April 27, 2004.

The preparation of financial statements in accordance with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues, and expenses. Actual amounts could differ from these estimates.

The accounting policies used in the preparation of these interim financial statements conform with those used in the most recent annual statements.

a)	Consolidation principles and basis of presentation

Certain Saskatchewan provincial Crown corporations are designated as subsidiary Crown corporations of Crown Investments Corporation of Saskatchewan (CIC) under The Crown Corporations Act, 1993 (the Act). In addition, certain Saskatchewan provincial Crown corporations created under the Act are CIC Crown corporations. The Act assigns specific financial and other responsibilities regarding these corporations to CIC.

Separate unaudited interim financial statements for CIC have been prepared on a non-consolidated basis to show the financial position and results of operations of the corporate entity. In addition, separate unaudited interim financial statements for each of the undernoted Crown corporations are prepared and released publicly.

The following Crown corporations have been designated or created as subsidiary Crown corporations of CIC and have been consolidated in these interim financial statements:

Investment Saskatchewan Inc.
Information Services Corporation of Saskatchewan
SaskEnergy Incorporated
Saskatchewan Development Fund Corporation
Saskatchewan Government Growth Fund
      Management Corporation
Saskatchewan Government Insurance	Saskatchewan Opportunities Corporation
Saskatchewan Power Corporation
Saskatchewan Telecommunications
Saskatchewan Telecommunications Saskatchewan
      Holding Corporation
Saskatchewan Transportation Company
Saskatchewan Water Corporation

Throughout these interim financial statements the phrase “the Corporation” is used to collectively describe the activities of the consolidated entity.

CIC Quarterly Report	Consolidated Financial Statements Quarter One - 2004	Page 10

CROWN INVESTMENTS CORPORATION OF SASKATCHEWAN
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

March 31, 2004

b)	Joint ventures

The Corporation’s share of jointly controlled enterprises included in these interim financial statements are as follows:

Canadian Power Consultants
Centennial Foods Partnership
Cory Cogeneration Funding Corporation
Cory Cogeneration Joint Venture
Foragen Technologies Limited Partnership
Hypor B.V.
Hypor LP
Meadow Lake Pulp Limited Partnership
NewGrade Energy Inc.
14% 35% 50% 50% 33% 50% 50% 50% 50%

c)	Revenue recognition

Effective January 1, 2004 the Corporation adopted the recommendation included in the CICA Emerging Issues Committee Abstracts 141, 142, and 143 issued in December 2003 regarding revenue recognition and classification of certain revenues and expenses. These standards have been adopted on a prospective basis.

Revenues are recognized in the period the services are provided when there is clear proof that an arrangement exists, amounts are determinable and the ability to collect is reasonably assured. Revenue from local telecommunications, data, internet, entertainment and security services are recognized based on access to the Corporation’s network and facilities at the rate plans in effect during the period the service is provided. Upfront or activation fees along with corresponding direct costs not in excess of the revenues are deferred and recognized over the average expected term of the customer relationship. Revenues from long distance and wireless airtime are recognized based on the usage or rate plans in the period service is provided. Revenues from equipment sales are recognized when the equipment is delivered to, and accepted by the customer. Directory revenues are recognized during the period the directory is in circulation. Revenues for longer term consulting contracts are recognized based on a percentage of completion. Payments received in advance are recorded as deferred revenue until the product or service is delivered.

Customer solutions may involve the delivery of multiple services and products that occur at different points and over different periods of time. The multiple services are separated into their respective accounting units and consideration is allocated among the accounting units. The relevant revenue recognition policies are applied to each accounting unit.

The Canadian Radio-television and Telecommunications Commission (CRTC) has established a National Subsidy Fund to subsidize Local Exchange Carriers (LEC’s) like the Corporation, that provide service to residential customers located in high cost service areas (HCSA’s). The CRTC has set the rate per line and band for all LEC’s. The Corporation recognizes the revenue on an accrual basis by applying the rate to the number of residential network access lines served during the period in HCSA’s.

CIC Quarterly Report	Consolidated Financial Statements Quarter One - 2004	Page 11

CROWN INVESTMENTS CORPORATION OF SASKATCHEWAN
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

March 31, 2004

2.	Status of Crown Investments Corporation of Saskatchewan

Crown Investments Corporation of Saskatchewan was established by Order in Council 535/47 dated April 2, 1947, and is continued under the provisions of The Crown Corporations Act, 1993. The Corporation is an agent of Her Majesty in Right of the Province of Saskatchewan and as a Provincial Crown corporation is not subject to Federal and Provincial income taxes. Certain jointly controlled enterprises are not Provincial Crown corporations and are subject to Federal and Provincial income taxes.

3.	Commitments and Contingencies

a)	The Corporation has committed to invest up to $14.0 million in Foragen Technologies Limited Partnership by January 1, 2006. The Corporation has provided $10.0 million of this commitment to March 31, 2004 (December 31, 2003 — $8.5 million).

b)	On March 26, 2004, the Corporation entered into an indemnity and reimbursement agreement with HARO Financial Corporation (HARO), Extendicare Inc., Crown Life Insurance Company (Crown Life), and the Directors and certain Officers of Crown Life. The Corporation indemnified the Directors and certain Officers of Crown Life for 65.2% of the costs, expenses, penalties, interest and reasonable legal fees arising out of any claim, suit or demand in respect of having declared and paid $29.2 million in dividends from Crown Life to HARO. The Officer and Director indemnity is limited to the amount of the dividend plus 10% or $32.1 million and terminates at the earlier of a replacement indemnity or April 1, 2010. As part of this agreement, the Corporation indemnified Crown Life for 65.2% of the amount required to bring Crown Life into compliance with the Regulatory Capital Requirements of The Insurance Companies Act (Canada) or the Office of the Superintendent of Financial Institutions. The indemnity to Crown Life is limited to the dividend plus 10% or $32.1 million and terminates on the second closing date.

4.	Comparative Figures

Certain of the 2003 comparative figures have been reclassified to conform with the current year’s presentation.

CIC Quarterly Report	Consolidated Financial Statements Quarter One - 2004	Page 12

Non-consolidated Financial Statements

Management’s Discussion and Analysis

CIC is the provincial government’s holding company for its commercial Crowns. CIC has invested equity in its subsidiary Crown corporations and collects dividends from these corporations based on their profitability. CIC also holds the Province’s investment in NewGrade.

This narrative on CIC’s non-consolidated March 31, 2004 first quarter results should be read in conjunction with the March 31, 2004 unaudited non-consolidated financial statements. For the purposes of this narrative on CIC’s non-consolidated financial results, “CIC” refers to the holding company.

Results of Operations

Earnings for the first quarter of 2004 were $45.1 million (2003 — $41.0 million). The $4.1 million increase is primarily due to an increase in dividends from CIC’s subsidiary Crown corporations of $4.4 million combined with a decrease in interest expense of $1.6 million and a decrease in operating costs of $2.2 million. CIC also paid a grant to Saskatchewan Transportation Company of $1.5 million.

Revenues for the three months ending March 31, 2004 were $48.9 million (2003 — $45.6 million). The $3.3 million increase was a result of higher dividends from subsidiaries. The increase in dividend revenue was partially offset by a decrease in interest and other revenue ($1.2 million) due to lower cash available for short-term investments.

Dividend revenue for the three months ended March 31, 2004 was $47.8 million (2003 — $43.4 million). The $4.4 million increase was due to higher dividends from SaskEnergy ($16.6 million) and SGI ($1.3 million), partially offset by lower dividends from SaskTel ($12.1 million) and SaskPower ($1.4 million).

Dividends from subsidiary Crown corporations, for the first quarter of each year, are based on 25 percent of their budgeted dividend for the year. The budgeted dividend is calculated by CIC’s dividend policy which applies a percentage payout of net earnings based on the overall financial health of the subsidiary Crown and its need for capital investment. For the remaining three quarters dividend payments are based on projected earnings to year end. For the current year CIC had budgeted for payouts of 90 percent of earnings at SaskPower and SaskTel as they have reached their industry benchmarked financial structure. SaskEnergy and SGI dividend payouts are budgeted for 65 percent of net earnings reflecting their need to retain capital to move to their industry benchmarked financial structure.

Expenses were $2.3 million for the three months ended March 31, 2004 (2003 — $4.6 million). The decrease of $2.3 million was due mainly to a $1.6 million decrease in interest expense. In October 2003, CIC transferred its remaining long-term debt to Investment Saskatchewan Inc. as a part of a reorganization of Investment Saskatchewan Inc.

During the first three months of 2004, CIC provided $1.5 million in grants to STC (2003 — $ Nil). The first quarter payment reflects cash flow needs of STC. During 2004 CIC has budgeted $3.4 million in operating grants and $1.9 million in capital grants to STC. CIC has also budgeted $1.7 million in grants to SaskWater.

On March 31, 2004 CIC converted amounts owing from Investment Saskatchewan Inc. to common shares. The conversion completed the financial restructuring of Investment Saskatchewan Inc.

CIC Quarterly Report	Non-Consolidated Financial Statements Quarter One - 2004	Page 13

Liquidity and Capital Resources

Cash Flow Highlights (millions of dollars)
	March 31 2004	March 31 2003
Cash from operations	$130.6	$16.2
Cash used in investing activities	--	(15.6)
Debt borrowed (repaid) to GRF (net of sinking fund instalment and
redemptions)	--	(10.0)
Dividends paid	(200.0)	(300.0)
Decrease in cash	$(69.4)	$(309.4)

Liquidity

CIC finances its capital requirements through internally-generated cash flow and through borrowing from the GRF. The GRF borrows on CIC’s behalf in capital markets.

Operating, Investing and Financing Activities

Cash from operations for the three months ended March 31, 2004 was $130.6 million (2003 — $16.2 million). The $114.4 million increase was primarily due to the collection of fourth quarter 2003 dividends collected on March 31, 2004.

Cash used in investing activities for the first three months of 2004 was $ Nil million (2003 — $15.6 million). Due to the financial restructuring of Investment Saskatchewan Inc., CIC is no longer financing the Corporation. In the first quarter of 2003 CIC provided Investment Saskatchewan Inc. with 15.5 million of funding.

Cash used in financing activities was $200.0 million (2002 — $310.0 million). Financing activities consisted of dividends paid to the GRF.

Debt Management

During 2003, Cabinet approved the restructuring of CIC’s share capital subsidiary, CIC Industrial Interests Inc., and renamed the corporation Investment Saskatchewan Inc. As part of the restructuring, CIC transferred its remaining long-term debt and its remaining sinking funds to Investment Saskatchewan Inc. as partial payment on amounts owing to CIC from Investment Saskatchewan Inc.

With the spin off of CIC’s investment arm into an independent subsidiary, CIC has no need to incur debt for investment purposes.

Outlook and Key Factors Affecting Performance

The key factor affecting CIC’s earnings are the level of dividends from commercial subsidiary Crown corporations and its joint venture NewGrade.

Factors affecting the level of dividends from subsidiary Crowns include the level of profits and the application of CIC’s subsidiary dividend policy. The CIC Board determines dividends from a commercial subsidiary after allocating cash for reinvestment within the Crown to sustain operations, to grow and to diversify, and for debt reduction if necessary. CIC expects aggregate dividends declared by its commercial subsidiaries in 2004 to be lower than in 2003.

CIC regularly assesses the appropriateness of the carrying value for its investments, and writes down an investment if it judges there to be a permanent impairment in carrying value. CIC regularly reviews its investments with private sector partners to determine the appropriateness of retention or sale.

CIC Quarterly Report	Non-Consolidated Financial Statements Quarter One - 2004	Page 14

CIC Quarterly Report	Non-Consolidated Financial Statements Quarter One - 2004	Page 15

CROWN INVESTMENTS CORPORATION OF SASKATCHEWAN
NON-CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Unaudited)
(thousands of dollars)

	March 31 2004	December 31 2003
ASSETS

Current
Cash and short-term investments	$90,581	$160,019
Interest and accounts receivable	745	707
Dividends receivable	47,847	134,101

	139,173	294,827

Equity advances to Crown corporations	1,050,382	1,050,382
Investments in share capital corporations	377,469	377,469
Equipment	596	633

	$1,567,620	$1,723,311

LIABILITIES AND PROVINCE'S EQUITY

Interest and accounts payable	$1,499	$2,314
Dividend payable to General Revenue Fund	--	200,000

	1,499	202,314
Province of Saskatchewan's Equity

Equity advances	1,181,152	1,181,152
Reinvested earnings	384,969	339,845

	1,566,121	1,520,997

	$1,567,620	$1,723,311

(See accompanying notes)

CIC Quarterly Report	Non-Consolidated Financial Statements Quarter One - 2004	Page 16

CROWN INVESTMENTS CORPORATION OF SASKATCHEWAN
NON-CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Unaudited)

For the Period Ended March 31
(thousands of dollars)

	March 31 2004	March 31 2003
REVENUE

Dividend (Note 3)	$47,847	$43,360
Interest	1,030	2,164
Other	24	77

	48,901	45,601

EXPENSES

General, administrative and other	2,221	2,974
Interest	--	1,619
Amortization	56	38

	2,277	4,631

Earnings before the following	46,624	40,970
Grant to Saskatchewan Transportation Company	(1,500)	--

NET EARNINGS	45,124	40,970

REINVESTED EARNINGS, BEGINNING OF PERIOD	339,845	265,551

	384,969	306,521

DIVIDEND TO GENERAL REVENUE FUND	--	--

REINVESTED EARNINGS, END OF PERIOD	$384,969	$306,521

(See accompanying notes)

CIC Quarterly Report	Non-Consolidated Financial Statements Quarter One - 2004	Page 17

CROWN INVESTMENTS CORPORATION OF SASKATCHEWAN
NON-CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)

For the Period Ended March 31
(thousands of dollars)

	March 31 2004	March 31 2003
OPERATING ACTIVITIES

Net earnings	$45,124	$40,970
Add (deduct) non-cash items:
Amortization	56	38
Sinking fund earnings	--	(383)
	45,180	40,625

Net change in non-cash working capital balances
related to operations	85,401	(24,378)

Cash provided by operating activities	130,581	16,247

INVESTING ACTIVITIES

Purchase of investments	--	(15,517)
Purchase of equipment	(19)	(70)

Cash used in investing activities	(19)	(15,587)

FINANCING ACTIVITIES

Decrease in notes payable	--	(10,048)
Dividend paid	(200,000)	(300,000)

Cash used in financing activities	(200,000)	(310,048)

NET DECREASE IN CASH DURING PERIOD	(69,438)	(309,388)

CASH POSITION, BEGINNING OF PERIOD	160,019	339,376

CASH POSITION, END OF PERIOD	$90,581	$29,988

(See accompanying notes)

CIC Quarterly Report	Non-Consolidated Financial Statements Quarter One - 2004	Page 18

CROWN INVESTMENTS CORPORATION OF SASKATCHEWAN
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

March 31, 2004
(thousands of dollars)

1.	Summary of Significant Accounting Policies

The interim non-consolidated financial statements of Crown Investments Corporation of Saskatchewan (CIC) do not contain all of the disclosures included in CIC’s annual non-consolidated financial statements. Accordingly, these interim financial statements should be read in conjunction with CIC’s most recent annual statement released on April 27, 2004.

The accounting policies used in the preparation of these interim financial statements conform with those used in the most recent annual statements.

2.	Status of Crown Investments Corporation of Saskatchewan

The Government Finance Office was established by Order in Council 535/47 dated April 2, 1947, and was continued under the provision of The Crown Corporations Act, 1993 (the Act), as Crown Investments Corporation of Saskatchewan. CIC is an agent of Her Majesty in Right of the Province of Saskatchewan and as a Provincial Crown corporation is not subject to Federal and Provincial income taxes.

The Act assigns specific financial and other responsibilities to CIC regarding Crown corporations designated or created as subsidiary Crown corporations of CIC under the Act. The following corporations have been designated or created by Order in Council:

Information Services Corporation of Saskatchewan
Investment Saskatchewan Inc.
SaskEnergy Incorporated
Saskatchewan Development Fund Corporation
Saskatchewan Government Growth Fund Management Corporation
Saskatchewan Government Insurance
Saskatchewan Opportunities Corporation
Saskatchewan Power Corporation
Saskatchewan Telecommunications Holding Corporation
Saskatchewan Telecommunications
Saskatchewan Transportation Company
Saskatchewan Water Corporation

3.	Dividend Revenue

Dividend revenue consists of the following (thousands of dollars):

	2004	2003

Saskatchewan Power Corporation	$ 18,116	$ 19,454
Saskatchewan Telecommunications Holding Corporation	9,221	21,276
SaskEnergy Incorporated	16,600	--
Saskatchewan Government Insurance	3,910	2,630

	$ 47,847	$ 43,360

CIC Quarterly Report	Non-Consolidated Financial Statements Quarter One - 2004	Page 19

This page is intentionally blank.

CIC Quarterly Report	Quarter One - 2004	Page 20